PLATINUM GROUP METALS LTD.

SHARE COMPENSATION PLAN
(AMENDED AND RESTATED MAY 28, 2026)

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions:

For purposes of the Plan, unless the context requires otherwise, the following words and terms shall have the following meanings:

(a) "1933 Act" means the United States Securities Act of 1933, as amended;

(b) "Account" has the meaning attributed to that term in section 4.8;

(c) "Administrators" means the Board or such other persons as may be designated by the Board from time to time;

(d) "Associate" has the meaning attributed to that term in the Securities Act (British Columbia);

(e) "Award Date" means the date or dates on which an award of Restricted Share Units is made to a Participant in accordance with section 4.1;

(f) "Blackout Period" means the period during which designated directors, officers and employees of the Company cannot trade the Common Shares pursuant to the Company's policy respecting restrictions on directors', officers' and employees' trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Company or in respect of an insider, that insider is subject);

(g) "Board" means the board of directors of the Company from time to time;

(h) "Business Day" means each day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada;

(i) "Cash Settlement Amount" has the meaning attributed to that term in section 5.6(d)(i);

(j) "Cash Specified Shares" has the meaning attributed to that term in section 5.6(d)(i);

(k) "Cash Surrender Date" has the meaning attributed to that term in section 5.6(d)(i);

(l) "Cash Surrender Notice" has the meaning attributed to that term in section 5.6(d)(i);

(m) "Cashless Exercise by Net Settlement" has the meaning ascribed to that term in section 5.6(c);

(n) "Change of Control" means:

(i) the acceptance of an Offer by a sufficient number of holders of voting shares in the capital of the Company to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Company being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Company (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Company),

(ii) the completion of a consolidation, merger or amalgamation of the Company with or into any other corporation whereby the voting shareholders of the Company immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation or any parent entity, or

(iii) the completion of a sale whereby all or substantially all of the Company's undertakings and assets become the property of any other entity and the voting shareholders of the Company immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

(o) "Clawback Policy" means the clawback policy of the Company as determined by the Board, and as it may be amended, replaced, or restated from time to time;

(p) "Code" means the U.S. Internal Revenue Code of 1986, as amended;

(q) "Common Shares" means the common shares of the Company;

(r) "Company" means Platinum Group Metals Ltd., a company existing under the Business Corporations Act (British Columbia) and the successors thereof;

(s) "Consultant" means a consultant that (i) is an individual that provides bona fide services to the Company pursuant to a written contract for services with the Company and such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company's securities, or (ii) otherwise satisfies the requirements to participate in an "employee benefit plan" as defined in Rule 405 under the 1933 Act registered by the Company on Form S-8;

(t) "Disposed Options" has the meaning ascribed to that term in section 5.6(c);

(u) "Effective Date" means February 23, 2017;

(v) "Eligible Person" means:

(i) any officer, director (including non-executive or non-employee directors) or employee of the Company and/or any officer, director (including non-executive or non-employee directors) or employee of any Subsidiary of the Company; and

(ii) a Consultant;

(w) "Event of Termination" means an event whereby a Participant ceases to be an Eligible Person and shall be deemed to have occurred by the giving of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment or service for any reason whatsoever, including disability or death;

(x) "Fair Market Value" of a Common Share on a day means the weighted average trading price of the Common Shares on any exchange in Canada where the Common Shares are listed (including the TSX) for the last five trading days prior to such day or, on a day during any period when the Common Shares are not listed for trading on an exchange in Canada, the fair market value per Common Share on such day as determined by the Administrators in their sole discretion with reference to such factors or such information as the Administrators in their discretion deem appropriate;

(y) "Grant Date" means the date on which a grant of Options is made to a Participant in accordance with section 5.1;

(z) "insider" has the meaning attributed to that term in the TSX Company Manual;

(aa) "Intrinsic Option Value" has the meaning attributed to that term in section 5.6(c)(i);

(bb) "Net Number of Common Shares" has the meaning attributed to that term in section 5.6(c);

(cc) "NYSE American" means the NYSE American LLC;

(dd) "Offer" means a bona fide arm's length offer made to all holders of voting shares in the capital of the Company to purchase, directly or indirectly, voting shares in the capital of the Company;

(ee) "Option" means an option granted to an Eligible Person under the Plan to purchase Common Shares;

(ff) "Option Agreement" has the meaning ascribed to that term in section 3.2;

(gg) "Participant" means an Eligible Person selected by the Administrators to participate in the Plan in accordance with section 3.1 hereof;

(hh) "Plan" means this share compensation plan, as amended, replaced or restated from time to time;

(ii) "Reserved for Issuance" refers to Common Shares that may be issued in the future upon the vesting of Restricted Share Units which have been awarded and upon the exercise of Options which have been granted;

(jj) "Restricted Share Unit" means a right granted in accordance with section 4.1 hereof to receive a Common Share that becomes vested in accordance with section 4.3;

(kk) "Restricted Share Unit Agreement" has the meaning ascribed to that term in section 3.2;

(ll) "Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to directors, officers and employees of the Company and any of its Subsidiaries or to consultants, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

(mm) "Subsidiary" has the meaning ascribed thereto in the Securities Act (British Columbia) and "Subsidiaries" shall have a corresponding meaning;

(nn) "TSX" means the Toronto Stock Exchange;

(oo) "U.S. Participant" means a Participant who is a citizen of the United States or a resident of the United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code and any other Participant who is subject to tax under the Code with respect to compensatory awards granted pursuant to the Plan; and

(pp) "Withholding Obligations" has the meaning ascribed to that term in section 4.6.

1.2 Headings:

The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.3 Context, Construction:

Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4 References to this Plan:

The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.5 Currency:

All references in this Plan or in any agreement entered into under this Plan to "dollars", "$" or lawful currency shall be references to Canadian dollars, unless the context otherwise requires.

2. PURPOSE AND ADMINISTRATION OF THE PLAN

2.1 Purpose:

The purpose of the Plan is to advance the interests of the Company and its Subsidiaries, and its shareholders by: (i) ensuring that the interests of Eligible Persons are aligned with the success of the Company and its Subsidiaries; (ii) encouraging stock ownership by Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate Eligible Persons.

2.2 Common Shares Subject to the Plan:

(a) The total number of Common Shares reserved and available for grant and issuance pursuant to this Plan shall not exceed 10% of the issued and outstanding Common Shares from time to time (together with those Common Shares issuable pursuant to any Share Compensation Arrangement or other security based compensation arrangements of the Company or its Subsidiaries);

(b) The number of Common Shares issuable under the Plan to any one Eligible Person (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement or other security based compensation arrangements of the Company or its Subsidiaries) shall not exceed 5% of the issued and outstanding Common Shares from time to time;

(c) The number of Common Shares issuable to insiders under the Plan (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement or other security based compensation arrangements of the Company or its Subsidiaries) shall not, at any time, exceed 10% of the issued and outstanding Common Shares;

(d) The number of Common Shares issued to insiders under the Plan within a one-year period (together with those Common Shares that are issued pursuant to any other Share Compensation Arrangement or other security based compensation arrangements of the Company or its Subsidiaries) shall not, at any time, exceed 10% of the issued and outstanding Common Shares; and

(e) The maximum value of Options granted under this Plan to any Participant who is a non-employee director shall not exceed an annual grant value of $100,000, and the maximum combined value of all grants to such non-employee director under any other Share Compensation Arrangement or security based compensation arrangements of the Company or its Subsidiaries shall not exceed an annual grant value of $150,000. The foregoing limitations do not apply where the Company is making an initial grant to a new non-employee director upon that person joining the Board, or for grants made in lieu of directors' fees payable in cash on a value-for-value basis. Each such annual grant value is to be calculated by the Company in accordance with generally accepted methods for such calculations in Canada.

2.3 Administration of the Plan:

The Plan shall be administered by the Administrators, through the recommendation of the Compensation Committee of the Board.  Subject to any limitations of the Plan, the Administrators shall have the power and authority to:

(a) adopt rules and regulations for implementing the Plan;

(b) determine the eligibility of persons to participate in the Plan, when Restricted Share Units and Options to Eligible Persons shall be awarded or granted, the number of Restricted Share Units and Options to be awarded or granted, the vesting criteria for each award of Restricted Share Units and the vesting period for each grant of Options;

(c) interpret and construe the provisions of the Plan and any agreement or instrument under the Plan;

(d) subject to regulatory requirements, make exceptions to the Plan in circumstances which they determine to be exceptional; and

(e) make all other determinations and take all other actions as they determine to be necessary or desirable to implement, administer and give effect to the Plan.

3. ELIGIBILITY AND PARTICIPATION IN PLAN

3.1 The Plan and Participation:

The Plan is hereby established for Eligible Persons.  Restricted Share Units may be awarded and Options may be granted to any Eligible Person as determined by the Administrators in accordance with the provisions hereof.

3.2 Agreements:

All Restricted Share Units awarded hereunder shall be evidenced by a restricted share unit agreement ("Restricted Share Unit Agreement") between the Company and the Participant, substantially in the form set out in Exhibit A or in such other form as the Administrators may approve from time to time.  All Options granted hereunder shall be evidenced by an option agreement ("Option Agreement") between the Company and the Participant, substantially in the form as set out in Exhibit B or in such other form as the Administrators may approve from time to time.

4. AWARD OF RESTRICTED SHARE UNITS

4.1 Award of Restricted Share Units:

The Administrators may, at any time and from time to time, award Restricted Share Units to Eligible Persons.  In awarding any Restricted Share Units, the Administrators shall determine:

(a) to whom Restricted Share Units pursuant to the Plan will be awarded;

(b) the number of Restricted Share Units to be awarded and credited to each Participant's Account;

(c) the Award Date; and

(d) subject to section 4.3 hereof, the applicable vesting criteria.

Upon the award of Restricted Share Units, the number of Restricted Share Units awarded to a Participant shall be credited to the Participant's Account effective as of the Award Date.

4.2 Restricted Share Unit Agreement:

Upon the award of each Restricted Share Unit to a Participant, a Restricted Share Unit Agreement shall be delivered by the Administrators to the Participant.

4.3 Vesting:

(a) Subject to subsections (c) and (d) below, at the time of the award of Restricted Share Units, the Administrators shall determine in their sole discretion the vesting criteria applicable to such Restricted Share Units.

(b) For greater certainty, the vesting of Restricted Share Units may be determined by the Administrators to include criteria such as performance vesting, in which the number of Common Shares to be delivered to a Participant for each Restricted Share Unit that vests may fluctuate based upon the Company's performance and/or the market price of the Common Shares, in such manner as determined by the Administrators in their sole discretion.

(c) Each Restricted Share Unit shall be subject to vesting in accordance with the terms set out in the Restricted Share Unit Agreement.

(d) Notwithstanding anything to the contrary in this Plan, all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit shall be completed no later than December 15 of the third calendar year commencing after the Award Date for such Restricted Share Unit.

4.4 Blackout Periods:

Should the date of vesting of a Restricted Share Unit fall within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such date of vesting shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the date of vesting for such Restricted Share Unit for all purposes under the Plan.  Notwithstanding section 6.4 hereof, the ten Business Day period referred to in this section 4.4 may not be extended by the Board.

4.5 Common Shares Issued by the Company on Vesting:

As soon as practicable after the relevant date of vesting of any Restricted Share Units awarded under the Plan, but subject to subsection 4.3(d), the number of Common Shares required to be issued to a Participant upon the vesting of such Participant's Restricted Share Units in the Participant's Account will be duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Company as the holder of the appropriate number of Common Shares.  No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares issuable pursuant to Restricted Share Units until that person or entity becomes the holder of record of those Common Shares.

4.6 Taxes and Source Deductions:

The Company or an affiliate of the Company may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Company or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Restricted Share Units or any issuance of Common Shares ("Withholding Obligations").  Without limiting the generality of the foregoing, the Company may, at its discretion:

(a) deduct and withhold those amounts it is required to remit pursuant to the Withholding Obligations from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the vesting of any Restricted Share Units or the issue of any Common Shares;

(b) allow the Participant to make a cash payment to the Company equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant; or

(c) settle a portion of vested Restricted Share Units of a Participant in cash equal to the amount the Company is required to remit, pursuant to the Withholding Obligations, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant.

Where the Company considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on vesting of any Restricted Share Units may be made conditional upon the Participant (or other person) reimbursing or compensating the Company or making arrangements satisfactory to the Company for the payment to it in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

4.7 Rights Upon an Event of Termination:

(a) If an Event of Termination has occurred in respect of any Participant, any and all Common Shares corresponding to any vested Restricted Share Units in the Participant's Account shall be issued as soon as practicable after the Event of Termination to the former Participant in accordance with section 4.5 hereof.  With respect to each Restricted Share Unit of a U.S. Participant, such Restricted Share Unit will be settled and shares issued as soon as practicable following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement, but in all cases within 90 days following such date of vesting.

(b) If an Event of Termination has occurred in respect of any Participant, any unvested Restricted Share Units in the Participant's Account shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be forfeited by the Participant and cancelled.  With respect to any Restricted Share Unit of a U.S. Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to a Restricted Share Unit that is unvested at the time of an Event of Termination, such Restricted Share Unit shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement.

(c) Notwithstanding the foregoing subsection 4.7(b), if a Participant retires in accordance with the Company's retirement policy, at such time, any unvested performance-based Restricted Share Units in the Participant's Account shall not be forfeited by the Participant or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable Restricted Share Unit Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, are met on the applicable date.

(d) For greater certainty, if a Participant's employment is terminated for just cause, each unvested Restricted Share Unit in the Participant's Account shall forthwith and automatically be forfeited by the Participant and cancelled.

(e) For the purposes of this Plan and all matters relating to the Restricted Share Units, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

4.8 Restricted Share Unit Accounts:

A separate notional account for Restricted Share Units shall be maintained for each Participant (an "Account").  Each Account will be credited with Restricted Share Units awarded to the Participant from time to time pursuant to section 4.1 hereof by way of a bookkeeping entry in the books of the Company.  On the vesting of the Restricted Share Units pursuant to section 4.3 hereof and the corresponding issuance of Common Shares to the Participant pursuant to section 4.5 hereof, or on the forfeiture and cancellation of the Restricted Share Units pursuant to section 4.7 hereof, the applicable Restricted Share Units credited to the Participant's Account will be cancelled.

4.9 Record Keeping:

The Company shall maintain records in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Restricted Share Units credited to each Participant's Account;

(c) any and all adjustments made to Restricted Share Units recorded in each Participant's Account; and

(d) any other information which the Company considers appropriate to record in such records.

5. GRANT OF OPTIONS

5.1 Grant of Options:

The Administrators may at any time and from time to time grant Options to Eligible Persons.  In granting any Options, the Administrators shall determine:

(a) to whom Options pursuant to the Plan will be granted;

(b) the number of Options to be granted, the Grant Date and the exercise price of each Option;

(c) the expiration date of each Option; and

(d) subject to section 5.3 hereof, the applicable vesting criteria,

provided, however that the exercise price for a Common Share pursuant to any Option shall not be less than the Fair Market Value of a Common Share on the Grant Date in respect of that Option, and with respect to Options granted to U.S. Participants, the exercise price shall not be less than the greater of (i) Fair Market Value of a Common Share on the Grant Date and (ii) the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the Grant Date or, on a day during any period when the Common Shares are not listed for trading on an exchange in Canada, the fair market value per Common Share on such day as determined by the Administrators in their sole discretion applying valuation methods approved under Section 409A of the Code.

.

5.2 Option Agreement:

Upon each grant of Options to a Participant, an Option Agreement shall be delivered by the Administrators to the Participant.

5.3 Vesting:

(a) Subject to subsection 5.3(b) below, at the time of the grant of any Options, the Administrators shall determine in their sole discretion the vesting criteria applicable to such Options.

(b) Unless otherwise determined by the Administrators, Options shall vest and become exercisable in respect of 33-1/3% of the Common Shares subject to such Options on the first day after each of the first three anniversaries of the Grant Date of such Options.

5.4 Term of Option/Blackout Periods:

The term of each Option shall be determined by the Administrators; provided that no Option shall be exercisable after ten years from the date on which it is granted.  Should the term of an Option expire on a date that falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan.  Notwithstanding section 6.4 hereof, the ten Business Day period referred to in this section 5.4 may not be extended by the Board.

5.5 Exercise of Option:

Options that have vested in accordance with the provisions of this Plan and the applicable Option Agreement may be exercised at any time, or from time to time, during their term as to any number of whole Common Shares that are then available for purchase thereunder; provided that no partial exercise may be for less than 100 whole Common Shares.  Options may be exercised by delivery of a written notice of exercise to the Administrators, substantially in the form attached to this Plan as Exhibit C, with respect to the Options, or by any other form or method of exercise acceptable to the Administrators.

5.6 Payment and Issuance:

(a) Upon actual receipt by the Company or its agent of the materials required by subsection 5.5 and receipt by the Company of a cheque or other form of acceptable payment for the aggregate exercise price, which may include compliance with any protocol for cashless exercise of Options as is approved by the Administrators from time to time, including pursuant to section 5.6(b), section 5.6(c) or section 5.6(d),  the number of Common Shares in respect of which the Options are exercised will be issued as fully paid and non-assessable shares and the Participant exercising the Options shall be registered on the books of the Company as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares which are subject to Options until that person or entity becomes the holder of record of those Common Shares. No Common Shares will be issued by the Company prior to the receipt of payment by the Company for the aggregate exercise price for the Options being exercised.

Broker-led Cashless Exercise

(b) Without limiting the foregoing, and unless otherwise determined by the Administrators or not compliant with any applicable laws,

(i) cashless exercise of Options shall only be available to a Participant who was granted and is exercising such Options outside the United States in compliance with Regulation S under the 1933 Act at a time when the Common Shares are listed and posted for trading on a stock exchange or market in Canada, the Participant intends to immediately sell the Common Shares issuable upon exercise of such Options in Canada and the proceeds of sale will be sufficient to satisfy the exercise price of the Options, and

(ii) if an eligible Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators, a sufficient number of the Common Shares issued upon exercise of the Options will be sold in Canada by a designated broker on behalf of the Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Company and the Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time. The Company shall not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

Cashless Exercise by Net Settlement

(c) Notwithstanding Section 5.6(b), in lieu of exercising an Option by delivery of the exercise notice along with payment of the exercise price of the Option as provided herein, with the prior written approval of the Administrators, which may be granted or withheld in its sole discretion, a Participant may elect (a "Cashless Exercise by Net Settlement") to transfer and dispose of a specified number of vested Options (the "Disposed Options") to the Company in exchange for a number of Common Shares determined in the manner set out below (the "Net Number of Common Shares"), such election to be made by submitting a written notice of Cashless Exercise by Net Settlement to the Company in a form reasonably satisfactory to the Administrators, or in such other form of notice as may be established by the Administrators. The decision of whether or not to permit a Cashless Exercise by Net Settlement for any Option is in the sole discretion of the Administrators and will be made on a case by case basis. If a Participant makes a valid Cashless Exercise by Net Settlement in respect of any Disposed Options, the following provisions will apply:

(i) the consideration to such Participant for the transfer and disposition of such Disposed Options to the Company will be deemed to be an amount (the "Intrinsic Option Value") equal to the number of Common Shares that could otherwise be acquired pursuant to the Disposed Options ("Y") multiplied by the Fair Market Value of one Common Share as at the date of exercise ("B") less the Option exercise price per Common Share pursuant to the Disposed Options ("A"); for clarity, the amount of the Intrinsic Option Value expressed as a formula shall be computed as (Y) x (B-A) and will be deemed to be nil unless the Fair Market Value of one Common Share as at the date of exercise ("B") is greater than the Option exercise price per Common Share pursuant to the Disposed Options ("A");

(ii) by making such Cashless Exercise by Net Settlement, such Participant will be deemed to subscribe for the Net Number of Common Shares determined pursuant to Section 5.6(c)(iv) below for a total subscription price equal to the Intrinsic Option Value, being a price per Common Share equal to the Fair Market Value of one Common Share as at the date of exercise ("B");

(iii) the subscription price payable by such Participant for the Net Number of Common Shares pursuant to Section 5.6(c)(ii) will be deemed to be fully paid and satisfied by way of set off against the Intrinsic Option Value to which the Participant is entitled pursuant to Section 5.6(c)(i), and upon the Company accepting such Cashless Exercise by Net Settlement, the Company shall deliver to such Participant the Net Number of Common Shares as fully paid and non-assessable shares in the Company in full payment and satisfaction of the Intrinsic Option Value and in full consideration for the transfer and disposition of the Disposed Options to the Company; and

(iv) the Net Number of Common Shares to be issued to such Participant as a result of such Cashless Exercise by Net Settlement will be equal to the Intrinsic Option Value divided by the Fair Market Value of one Common Share as determined as at the date of exercise ("B"), rounded down to the nearest whole number of Common Shares. Expressed as a formula, the Net Number of Common Shares ("X") shall be computed as follows, subject to rounding down if applicable:

 (Y) x (B - A)
X =  ___________

 (B)

For purposes of this Section 5.6(c) and only with respect to Options held by U.S. Participants, "Fair Market Value of one Common Share" shall be replaced with "the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the date of exercise or, on a day during any period when the Common Shares are not listed for trading on an exchange in Canada, the fair market value per Common Share on such day as determined by the Administrators in their sole discretion applying valuation methods approved under Section 409A of the Code".

For clarity, no fractional Common Shares shall be issuable upon any Cashless Exercise by Net Settlement. The Intrinsic Option Value and the Net Number of Common Shares to be issued upon any Cashless Exercise by Net Settlement pursuant to this Section 5.6(c) will be conclusively determined by the Company.

For greater certainty, upon a Cashless Exercise by Net Settlement, the Disposed Options shall be deemed to be cancelled in full, and the full number of Common Shares underlying the Disposed Options shall be counted as issued for purposes of calculating the Common Shares available under the Plan.

Surrender for Cash

(d) For U.S. Participants only, in lieu of exercising an Option by delivery of the exercise notice along with payment of the exercise price of the Option as provided herein, with the prior approval of the Administrators, which may be granted or withheld in its sole discretion, a U.S. Participant holding an Option may surrender the right under such an Option to purchase a number of Common Shares (the "Cash Specified Shares"), specified in a notice of surrender (the "Cash Surrender Notice") to the Company in a written form reasonably satisfactory to the Administrators or in such other form of notice as may be established by the Administrators, including by electronic means through a service provider selected by the Company, in respect of which the Option has vested and is exercisable on the date (the "Cash Surrender Date") the Cash Surrender Notice is received by the Company, in consideration of the payment by the Company to the U.S. Participant, as is specified by the U.S. Participant in the U.S. Participant's Cash Surrender Notice, of an amount (the "Cash Settlement Amount") equal to the excess, if any, of (A) the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the date of surrender or, on a day during any period when the Common Shares are not listed for trading on an exchange in Canada, the fair market value per Common Share on such day as determined by the Administrators in their sole discretion applying valuation methods approved under Section 409A of the Code multiplied by the number of Cash Specified Shares, over (B) the aggregate exercise price for the Cash Specified Shares, less any amounts required to be withheld under the Income Tax Act (Canada) or any other applicable legislation; and in such case, the Option subject to such surrender shall be deemed cancelled in full and the number of Common Shares underlying such surrendered Option shall be counted as issued for purposes of calculating the Common Shares available under the Plan.

5.7 Taxes and Source Deductions:

The Company or an affiliate of the Company may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Company or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit pursuant to the Withholding Obligations in connection with this Plan, any Options or any issuance of Common Shares.  Without limiting the generality of the foregoing, the Company may, at its discretion:

(a) deduct and withhold those amounts it is required to remit, pursuant to the Withholding Obligations, from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the exercise of any Options or the issue of any Common Shares;

(b) allow the Participant to make a cash payment to the Company equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant; or

(c) require a Participant, as a condition to the exercise or surrender of any Options or acquisition of Common Shares pursuant to the cashless exercise provisions, including as set out in section 5.6(b), section 5.6(c) or section 5.6(d), to make such arrangements as the Company may require so that the Company can satisfy such Withholding Obligations including, without limitation, requiring the Participant to remit to the Company in advance, or reimburse the Company for, any such Withholding Obligations.

Where the Company considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on the exercise of Options may be made conditional upon the Participant (or other person) reimbursing or compensating the Company or making arrangements satisfactory to the Company for the payment in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

5.8 Rights Upon an Event of Termination:

(a) If an Event of Termination has occurred in respect of a Participant, any unvested Options, to the extent not available for exercise as of the date of the Event of Termination, shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be cancelled, terminated and not available for exercise without further consideration or payment to the Participant.

(b) Except as otherwise stated herein or otherwise determined by the Administrators in their discretion, upon the occurrence of an Event of Termination in respect of a Participant, any vested Options granted to the Participant that are available for exercise may be exercised only before the earlier of:

(i) the expiry of the Option; and

(ii) six months after the date of the Event of Termination.

(c) Notwithstanding the foregoing subsections 5.8(a) and (b), if a Participant's employment is terminated for just cause, each Option held by the Participant, whether or not then exercisable, shall forthwith and automatically be cancelled and may not be exercised by the Participant.

(d) For the purposes of this Plan and all matters relating to the Options, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

5.9 Record Keeping:

The Company shall maintain an Option register in which shall be recorded:

(a) the name and address of each holder of Options;

(b) the number of Common Shares subject to Options granted to each holder of Options;

(c) the term of the Option and exercise price, including adjustments for each Option granted; and

(d) any other information which the Company considers appropriate to record in such register.

6. GENERAL

6.1 Effective Date of Plan:

The Plan shall be effective as of the Effective Date.

6.2 Change of Control:

If there is a Change of Control transaction then, notwithstanding any other provision of this Plan except subsection 4.3(d) which will continue to apply in all circumstances, the Administrators may, in their sole discretion, determine that any or all unvested Restricted Share Units and any or all Options (whether or not currently exercisable) shall vest or become exercisable, as applicable, at such time and in such manner as may be determined by the Administrators in their sole discretion such that Participants under the Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such Restricted Share Units and Options to the Company or a third party or exchanging such Restricted Share Units or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion. Notwithstanding the foregoing, with respect to Options of U.S. Participants, any  exchange, substitution or amendment of such Options will occur only to the extent and in a manner that is permitted under Section 409A of the Code, and with respect to Restricted Share Units of U.S. Participants, any surrender or other modification of Restricted Share Units will occur only consistent with the requirements of Section 409A of the Code, to the extent applicable.

6.3 Reorganization Adjustments:

(a) In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators, in the Administrators' sole discretion, may, subject to any relevant resolutions of the Board, and without liability to any person, make such changes or adjustments, if any, as the Administrators consider fair or equitable, in such manner as the Administrators may determine, to reflect such change or event including, without limitation, adjusting the number of Options and Restricted Share Units outstanding under this Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under this Plan, provided that the value of any Option or Restricted Share Unit immediately after such an adjustment, as determined by the Administrators, shall not exceed the value of such Option or Restricted Share Unit prior thereto, as determined by the Administrators.

(b) Notwithstanding the foregoing, with respect to Options and Restricted Share Units of U.S. Participants, such changes or adjustments will be in accordance with the requirements of Section 409A of the Code to the extent applicable and will comply with the requirements in subsection 4.3(d).

(c) The Company shall give notice to each Participant in the manner determined, specified or approved by the Administrators of any change or adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes.

(d) The Administrators may from time to time adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to section 6.2 or section 6.3(a).  The Administrators, in making any determination with respect to changes or adjustments pursuant to section 6.2 or section 6.3(a) shall be entitled to impose such conditions as the Administrators consider or determine necessary in the circumstances, including conditions with respect to satisfaction or payment of all applicable taxes (including, but not limited to, withholding taxes).

6.4 Amendment or Termination of Plan:

(a) The Board may amend this Plan or any Restricted Share Unit or any Option at any time without the consent of Participants provided that such amendment shall:

(i) not adversely alter or impair any Restricted Share Unit previously awarded or any Option previously granted except as permitted by the provisions of section 6.3 hereof, and, with respect to Restricted Share Units and Options of U.S. Participants, such amendment will not create adverse tax consequences under Section 409A;

(ii) be subject to any regulatory approvals including, where required, the approval of the TSX and the NYSE American; and

(iii) be subject to shareholder approval, where required by the requirements of the TSX and the NYSE American, provided that shareholder approval shall not be required for the following amendments:

(A) amendments of a "housekeeping nature", including any amendment to the Plan or a Restricted Share Unit or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or a Restricted Share Unit or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(B) amendments that are necessary or desirable for Restricted Share Units or Options to qualify for favourable treatment under any applicable tax law;

(C) a change to the vesting provisions of any Restricted Share Unit or any Option (including any alteration, extension or acceleration thereof);

(D) a change to the termination provisions of any Option or Restricted Share Units (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of section 5.4);

(E) the introduction of features to the Plan that would permit the Company to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

(F) the introduction of features to the Plan that would permit the Company to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units, make lump sum cash payments to Participants;

(G) the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(H) change the application of section 6.3 hereof (Reorganization Adjustments) and section 6.2 (Change of Control).

(b) For greater certainty, shareholder approval shall be required in circumstances where an amendment to the Plan would:

(i) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(ii) increase the limits in section 2.2;

(iii) change the limitations on the award of Restricted Share Units or on the grant of Options to non-employee directors;

(iv) permit Restricted Share Units or Options to be transferable or assignable other than for normal estate settlement purposes;

(v) reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(vi) extend the term of any Option beyond the original term (except if such period is being extended by virtue of section 5.4 hereof); or

(vii) amend this section 6.4.

6.5 Clawback Provision:

Notwithstanding any other provision of this Plan, any Restricted Share Unit or Option issued, granted, or awarded to any Participant, and any Common Shares issued thereunder, and any amount received by any Participant with respect to any such Restricted Share Unit, Option, or Common Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the Company's Clawback Policy. The Company will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Company, and such Participant will be required to forfeit or repay to the Company the amount determined by the Administrators in accordance with the Clawback Policy.

6.6 Termination:

The Administrators may terminate this Plan at any time in their absolute discretion.  If the Plan is so terminated, no further Restricted Share Units shall be awarded and no further Options shall be granted, but the Restricted Share Units then outstanding and credited to Participants' Accounts and the Options then outstanding shall continue in full force and effect in accordance with the provisions of this Plan.

6.7 Transferability:

A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the Participant's Restricted Share Units or Options or any rights the Participant has under the Plan.

6.8 Rights as a Shareholder:

Under no circumstances shall the Restricted Share Units or Options be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares (including, but not limited to, the right to dividend equivalent payments).

6.9 No Effect on Employment, Rights or Benefits:

(a) The terms of employment shall not be affected by participation in the Plan.

(b) Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue as a director, officer, employee or Consultant nor interfere or be deemed to interfere in any way with any right of the Company, the Board or the shareholders of the Company to remove any Participant from the Board or of the Company or any Subsidiary to terminate any Participant's employment or agreement with a Consultant at any time for any reason whatsoever.

(c) Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Company or any Subsidiary any sum or other benefit to compensate for the loss of any rights or benefits under or in connection with this Plan or by reason of participation in this Plan.

6.10 Market Value of Common Shares:

The Company makes no representation or warranty as to the future market value of any Common Shares.  No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the market value of the shares of the Company or a corporation related thereto.

6.11 Compliance with Applicable Law:

(a) If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.  Notwithstanding the foregoing, the Company shall have no obligation to register any securities provided for in this Plan under the 1933 Act.

(b) The award of Restricted Share Units, the grant of Options and the issuance of Common Shares under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and the TSX and NYSE American.  If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the award of a Restricted Share Unit, the grant of an Option or the issue of a Common Share upon the vesting of a Restricted Share Unit or exercise of an Option, as applicable, that Restricted Share Unit may not vest in whole or in part and that Option may not be exercised in whole or in part, as applicable, unless that action shall have been completed in a manner satisfactory to the Administrators.  In addition, unless the Restricted Share Units, the Options and the Common Shares issuable pursuant to the Restricted Share Units and Options, as applicable, have been registered under the 1933 Act, all rights of a Participant under this Plan shall be subject to and conditioned upon the availability of exemptions or exclusions from the registration requirements of the 1933 Act, as determined by the Company in its sole discretion.

6.12 Governing Law:

This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

6.13 Subject to Approval:

The Plan is adopted subject to the approval of the TSX and any other required regulatory approval.  To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

6.14 Special Terms and Conditions Applicable to U.S. Participants:

Options issued to U.S. Participants are intended to be exempt from Section 409A of the Code pursuant to Treas. Reg. Section 1.409A-1(b)(5)(i)(A) and the Plan and such Options will be construed and administered accordingly.  Restricted Share Units awarded to U.S. Participants are intended to comply with Section 409A of the Code, to the extent it is applicable, and the Plan and Restricted Share Unit Agreements will be construed and administered accordingly.  Although the Company intends Options and Restricted Share Units granted to U.S. Participants either to be exempt from Section 409A or to comply with it, the Company makes no representation or guaranty as to the tax treatment of such Options and Restricted Share Units.  Each U.S. Participant (and any beneficiary or the estate of the Participant, as applicable) is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with this Plan.  Neither the Company nor any affiliate, nor any employee or director of the Company or an affiliate, shall have any obligation to indemnify or otherwise hold such U.S. Participant, beneficiary or estate harmless from any or all such taxes or penalties.

ADOPTED the 23rd day of February, 2017

(Amended on February 20, 2020; and Approved on February 28, 2023)

(Amended on January 8, 2026; and Approved on February 24, 2026)

(Amended on May 28, 2026)

- A1 -

EXHIBIT A

THE RESTRICTED SHARE UNITS AND THE UNDERLYING COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT ARE AVAILABLE.  THE TERMS "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.

RESTRICTED SHARE UNIT AGREEMENT

Notice is hereby given that, effective this                     day of                                        ,                     (the “Restricted Share Grant Date”) Platinum Group Metals Ltd. (the “Company”) has granted to                                                                                        (the “Participant”),                     Restricted Share Units pursuant to the Company’s Share Compensation Plan, as amended, replaced or restated from time to time (the “Plan”), a copy of which has been provided to the Participant.

1. Restricted Share Units are subject to the following terms:

(a) Pursuant to the Plan and as compensation to the Participant, the Company hereby grants to the Participant, as of the Restricted Share Grant Date, the number of Restricted Share Units set forth above.

(b) The granting and vesting of the Restricted Share Units and the payment by the Company of any payout in respect of any Vested Restricted Share Units (as defined below) are subject to the terms and conditions of the Plan, all of which are incorporated into and form an integral part of this Restricted Share Unit Agreement.

(c) The Restricted Share Units shall become vested restricted share units (the "Vested Restricted Share Units") in accordance with the vesting schedule or conditions, if any, as determined by the Administrators (the "Vesting Date").

Vesting Terms (if any): ______________________________

(d) As soon as reasonably practicable following the Vesting Date, or, if the Participant is not a U.S. Participant (as defined in the Plan), such later date mutually agreed to by the Company and the Participant, the Participant shall be entitled to receive, and the Company shall issue or provide, a payout with respect to those Vested Restricted Share Units in the Participant's Account to which the Vesting Date relates (each a "Payout Date") in the form of one (1) Common Share issued from treasury for each Vested Restricted Share Unit, subject to any applicable Withholding Obligations.

(e) The Participant acknowledges that:

(i) he or she has received and reviewed a copy of the Plan; and

(ii) the Restricted Share Units have been granted to the Participant under the Plan and are subject to all of the terms and conditions of the Plan to the same effect as if all of such terms and conditions were set forth in this Restricted Share Unit Agreement, including with respect to termination and forfeiture as set out in section 4.7 of the Plan.

- A2 -

Notwithstanding anything to the contrary in this Restricted Share Unit Agreement:

(a) all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit evidenced hereby shall be completed no later than December 15 of the third calendar year commencing after the Restricted Share Grant Date;

(b) any Restricted Share Unit issued, granted, or awarded to the Participant, and any shares issued thereunder, and any amount received by the Participant with respect to any such Restricted Share Unit or shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the clawback policy of the Company as it may be amended, replaced, or restated from time to time (the "Clawback Policy"). The Company will have a right to cancel, rescind, or otherwise recover from the Participant for the benefit of the Company, and the Participant will forfeit or repay to the Company the amount determined by the Administrators in accordance with the Clawback Policy. The Participant agrees and consents to the Company's application, implementation and enforcement of:

(i) the Clawback Policy or any similar policy established by the Company that may apply to the Participant and

(ii) any provision of applicable law relating to cancellation, rescission, forfeiture, recovery, or other action, and expressly agrees that the Company may take such actions as are necessary to effectuate the Clawback Policy, any similar policy (as applicable to the Participant) or applicable law without further consent or action being required by the Participant. To the extent that the terms of this Restricted Share Unit Agreement and the Clawback Policy or any similar policy conflict, then the terms of such policy shall prevail.

The grant of the Restricted Share Units evidenced hereby is made subject to the terms and conditions of the Plan.  The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Restricted Share Units and the vesting of the Restricted Share Units.  The Participant acknowledges that he/she is not relying on the Company for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

The Participant represents and warrants to the Company that (i) under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive Restricted Share Units, and (ii) the undersigned is not in the United States or a U.S. person, nor is the undersigned acquiring the Restricted Share Units for the benefit of a person in the United States or a U.S. person.  The Company may condition awards and elections under the Plan upon receiving from the undersigned such representations and warranties and such evidence of registration or exemption under the 1933 Act as is satisfactory to the Company, acting in its sole discretion.

In the event of any inconsistency between the terms of this Restricted Share Unit Agreement and the Plan, the terms of the Plan shall prevail unless otherwise determined in the Plan.

PLATINUM GROUP METALS LTD.

Authorized Signatory	Signature of Participant

Name of Participant

- B1 -

EXHIBIT B

THE OPTIONS AND THE OPTIONED SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT ARE AVAILABLE.  THE TERMS "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.

OPTION AGREEMENT

Notice is hereby given that, effective this                     day of                                        ,                     (the “Effective Date”) Platinum Group Metals Ltd. (the “Company”) has granted to                                                                                                 (the “Participant”), Options to acquire                                         Common Shares (the “Optioned Shares”) up to 4:30 p.m. Pacific Time on the                     day of                                        ,                     (the “Option Expiry Date”) at an exercise price of CDN$                 per Optioned Share pursuant to the Company’s Share Compensation Plan, as amended, replaced or restated from time to time (the “Plan”), a copy of which is attached hereto.

Optioned Shares may be acquired as follows:

(a) [insert vesting provisions]; and

(b) [insert hold period when required].

The grant of the Options evidenced hereby and the Option Expiry Date thereof, is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Options, the exercise of the Options, the settlement of the Options, and the disposition of Optioned Shares.  The Participant acknowledges that he/she is not relying on the Company for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

Notwithstanding anything to the contrary in this Option Agreement, any Option granted to the Participant, and any Optioned Shares issued thereunder, and any amount received by the Participant with respect to any such Option or Optioned Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the clawback policy of the Company as it may be amended, replaced, or restated from time to time (the "Clawback Policy"). The Company will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Company, and such Participant will be required to forfeit or repay to the Company the amount determined by the Administrators in accordance with the Clawback Policy. The Participant agrees and consents to the Company's application, implementation and enforcement of (a) the Clawback Policy or any similar policy established by the Company that may apply to the Participant and (b) any provision of applicable law relating to cancellation, rescission, forfeiture, recovery, or other action, and expressly agrees that the Company may take such actions as are necessary to effectuate the Clawback Policy, any similar policy (as applicable to the Participant) or applicable law without further consent or action being required by the Participant. To the extent that the terms of this Option Agreement and the Clawback Policy or any similar policy conflict, then the terms of such policy shall prevail.

The Participant represents and warrants that (i) under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive Options, and (ii) the Participant is not in the United States or a U.S. person, nor is the Participant acquiring the Options or any Optioned Shares for the benefit of a person in the United States or a U.S. person.  The Participant understands that the Options may not be exercised in the United States or by or on behalf of a U.S. person unless the Options and the Option Shares have been registered under the 1933 Act or are exempt from registration thereunder.  The Company may condition the exercise of the Options upon receiving from the Participant such representations and warranties and such evidence of registration or exemption under the 1933 Act as is satisfactory to the Company, acting in its sole discretion.

- B2 -

In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of the Plan shall prevail.

PLATINUM GROUP METALS LTD.

Authorized Signatory	Signature of Participant

Name of Participant

- C1 -

EXHIBIT C

NOTICE OF OPTION EXERCISE

TO:  Platinum Group Metals Ltd. (the "Company")

FROM: ___________________________

DATE: ___________________________

The undersigned hereby irrevocably gives notice, pursuant to the Company's Share Compensation Plan, as amended, replaced or restated from time to time (the "Plan"), of the exercise of the Options to acquire and hereby subscribes for:

[check one]

☐ (a) all of the Optioned Shares; or

☐ (b) _______________ of the Optioned Shares,

which are the subject of the Option Agreement attached hereto.

Calculation of total Exercise Price:

(i) number of Optioned Shares to be acquired on exercise
Optioned Shares

(ii) multiplied by the Exercise Price per Optioned Share:	$

TOTAL EXERCISE PRICE, enclosed herewith (unless this is a cashless exercise):	$

Unless this exercise form is accompanied by a written opinion of U.S. legal counsel or other evidence (each of which must be satisfactory to the Company, in its sole discretion) to the effect that the exercise of the Options and the issuance of the Optioned Shares upon such exercise is registered under or exempt from the registration requirements of the United States Securities Act of 1933, as amended (the "1933 Act"), I hereby represent and warrant to the Company that I am not in the United States or a U.S. person, and I am not acquiring the Optioned Shares for the account or benefit of a U.S. person or a person in the United States.  The terms "United States" and "U.S. person" are as defined in Regulation S under the 1933 Act.

I hereby:

☐ (a) unless this is a cashless exercise, enclose a cheque payable to "Platinum Group Metals Ltd." for the aggregate Exercise Price plus the amount of the estimated Withholding Obligations and agree that I will reimburse the Company for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations; or

☐ (b) advise the Company that I am exercising the above Options on a cashless exercise basis, in compliance with the procedures established from time to time by the Administrators for cashless exercises of Options under the Plan.  I will consult with the Company to determine what additional documentation, if any, is required in connection with my cashless exercise of the above Options.  I agree to comply with the procedures established by the Company for cashless exercises and all terms and conditions of the Plan.

- C2 -

Please prepare the Optioned Shares certificates, if any, issuable in connection with this exercise in the following name(s):

Signature of Participant

Name of Participant

Letter and consideration/direction received on ________________, 20 _____.

PLATINUM GROUP METALS LTD.

By:
Name:
Title: